CYBIN ANNOUNCES RENEWED AT-THE-MARKET EQUITY PROGRAM OF UP TO US$35 MILLION
TORONTO, CANADA – August 23, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, announced today that it has renewed its previously established at-the-market equity program (the “ATM Program”) that allows Cybin to issue and sell up to US$35,000,000 of common shares (“Shares”) in the capital of the Company from treasury to the public, from time to time, through the Agents (as defined below). All Shares sold under the ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions, directly through the Neo Exchange Inc., now operating as Cboe Canada (the “NEO Exchange”), the NYSE American LLC or any other “marketplace” (as defined in National Instrument 21-101 Marketplace Operation) upon which the Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. Cybin intends to use the net proceeds from sales of Shares under the ATM Program, if any, for growth opportunities and working capital initiatives.

Distributions of Shares under the ATM Program, if any, will be made pursuant to the terms and conditions of an “at-the-market equity” distribution agreement (the “Distribution Agreement”) dated August 23, 2023 that the Company entered into with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (collectively, the “Agents”). The ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the ATM Program and September 17, 2025 unless earlier terminated in accordance with the terms of the Distribution Agreement. The Company is not obligated to make any sales of Shares under the ATM Program and there can be no assurance as to when such sales will be completed, if ever. The volume and timing of distributions under the ATM Program, if any, will be determined in Cybin’s sole discretion and in accordance with the Distribution Agreement. As any Shares distributed under the ATM Program will be issued and sold at the prevailing market price at the time of the applicable sale, prices may vary among purchasers through the duration of the ATM Program. The completion of sales of Shares under the ATM Program will be subject to customary closing conditions, including the listing of such Shares on the NEO Exchange and the NYSE American LLC, and any required approvals of each exchange.

The ATM Program is being established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated August 23, 2023 (the “Supplement”) to the Company’s short form base shelf prospectus dated August 17, 2023 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. The Base Prospectus allows Cybin to qualify offerings of common shares, warrants, subscription receipts, units or debt securities, or a combination thereof, up to an aggregate total of C$160,000,000 during the 25 month period that the Base Prospectus remains effective. The Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which became effective on August 17, 2023, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.
The Supplement and accompanying Base Prospectus contain important detailed information about the ATM Program. The Supplement and accompanying Base Prospectus can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, Email: ecmcanada@cantor.com, Cantor Fitzgerald & Co., Attn: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, Email: prospectus@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Qualification of LPC Purchase Agreement
The Company is also pleased to announce the filing a prospectus supplement dated August 23, 2023 (the “LPC Supplement”), to the Base Prospectus, which qualifies the sales of up to US$30,000,000 of the Company’s common shares pursuant to the previously announced common share purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). The Purchase Agreement was entered on May 30, 2023, allowing the Company to issue Shares with a value of up to US$30,000,000 from treasury to LPC from time to time at the Company’s discretion for a period of up to 36 months.
The LPC Supplement and accompanying Base Prospectus contain important detailed information about the Purchase Agreement. The Purchase Agreement, the LPC Supplement and accompanying Base Prospectus can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the sale of Shares from time to time under the ATM Program, the Company’s intended use of the net proceeds from sales of Shares, if any, under the ATM Program, statements regarding the potential sale of common shares under the Purchase Agreement, the receipt of applicable regulatory approvals, including the acceptance of the NEO Exchange and authorization by NYSE American LLC, and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2023, the Company’s annual information form for the year ended March 31, 2023, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the NEO Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com